UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                                           )*

SALAMON GROUP INC.
(Name of Issuer)

Common Stock, $0.001  par value
(Title of Class of Securities)

793893 10 8
(CUSIP Number)

Harold Schneider
Box 2242, RPO Banks Centre
Kelowna, B.C., Canada V1X 4K6
(250) 258-7481
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	793893 10 8

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Harold Schneider

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	1,200,000

	8.	Shared Voting Power	Nil

	9.	Sole Dispositive Power	1,200,000

	10.	Shares Dispositive Power	Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.4%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Salamon Group Inc. (the “Issuer”).  Its principal executive offices are located at 4080 Paradise Road, #15-901, Las Vegas, Nevada 89169

Item 2.	Identity and Background

(a)  This Schedule 13D is being filed by Mr. Harold Schneider

(b)  The business address of Mr. Schneider is Box 2242, RPO Banks Centre, Kelowna, B.C.,
Canada V1X4K6

(c)  The principal business of Mr. Schneider is a self employed accountant and consultant.

(d)  During the last five (5) years, Mr. Harold Schneider has not been convicted in any criminal proceeding.

(e)  During the last five (5) years, Mr. Harold Schneider has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)   Mr. Schneider is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

On February 2, 2009, Mr. Harold Schneider received 1,200,000 free trading common shares of the Issuer at a deemed price of $0.07 per share pursuant to a consulting contract as filed as an exhibit to the Issuer’s Form 10Q filed with the SEC on November 14, 2008.  The shares were issued under the Issuer’s S-8 stock option and stock award plan.

Item 4.	Purpose of Transaction

Mr. Schneider received the shares based on a consulting agreement between the Issuer and Mr. Schneider, whereby  Mr. Schneider has and will provide services as defined under his consulting contract for a period of one year from September l, 2008 and ending on August 31, 2009.

Depending upon overall market conditions, other investment opportunities available to Mr. Schneider, and the availability of shares at prices that would make the purchase of additional shares desirable, Mr. Schneider  may endeavor to increase his position in the Issuer through the purchase of shares on the open market or in private transactions.

There are no plans or proposals which Mr. Schneider may have in regard to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amont of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

Item 5.                      Interest in Securities of the Issuer

(a)	Mr. Schneider holds a total of 1,200,000 shares of common stock of the Issuer.

(b)	Mr. Schneider has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)	During the 60 sixty day period preceding the date of the filing of this Schedule 13D, Mr. Schneider had not purchased any shares of the Issuer.

(d)
Mr. Schneider has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held in the name of Mr. Schneider.  He will have the right to receive the dividends.  No one other than Mr. Schneider has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in the name of Mr. Schneider, referred to above in paragraph (a) of this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2009
Date

/s/Harold Schneider
Signature

Mr. Harold Schneider
Name/Title